UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2025

Commission File Number: 001-36761

Kenon Holdings Ltd.
(translation of registrant’s name into English)

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On July 11, 2025, Kenon Holdings Ltd. (“Kenon”) held an Annual General Meeting of Shareholders (the “Annual General Meeting”) for the purposes of voting on the proposals set forth below:

•
Proposal 1(a) to (i): Re-election of the following directors to Kenon’s board of directors:
•          Mr. Cyril Pierre-Jean Ducau (Chairman, incumbent)
•          Mr. Antoine Bonnier (incumbent)
•          Mr. Laurence N. Charney (incumbent)
•          Mr. Barak Cohen (incumbent)
•          Mr. N. Scott Fine (incumbent)
•          Dr. Bill Foo (incumbent)
•          Mr. Aviad Kaufman (incumbent)
•          Mr. Robert L. Rosen (incumbent)
•          Mr. Arunava Sen (incumbent)

•
Proposal 2: Re-appointment of statutory auditor for the financial year ending 31 December 2025 and authorization of Kenon’s directors (which may act through the Audit Committee) to fix their remuneration

•	Proposal 3: Ordinary resolution to authorize the ordinary share issuances

•	Proposal 4: Ordinary resolution to authorize the grant of awards under Kenon Holdings Ltd. Share Incentive Plan 2014 and the allotment and issuance of ordinary shares

•	Proposal 5: Ordinary resolution to approve the renewal of the share purchase authorization

A quorum was present for all of the proposals.

Each of the director nominees identified in proposal 1(a) to (i) was re-elected and each of the proposals 2 to 5 was approved by Kenon’s shareholders at the Annual General Meeting.

For more information on the proposals approved at the meeting, see Kenon’s Report on Form 6-K including the exhibits thereto furnished to the Securities and Exchange Commission on 20 June 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: July 11, 2025	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer